Exhibit 99.1

Pharvaris Announces Changes to its Board of Directors

Zug, Switzerland, December 7, 2021 – Pharvaris (Nasdaq: PHVS), a clinical-stage company focused on the development and commercialization of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, today announced the appointment of Elisabeth Björk, M.D., to the board of directors with expected confirmation at the company’s 2022 annual general meeting of shareholders. Dr. Björk will replace Martijn Kleijwegt, who has stepped down from the board effective December 1 to focus on new investments.

“Elisabeth is joining the Pharvaris board at an important time for the company as we prepare for clinical data to read out in the next year from Phase 2 clinical studies in both prophylactic and on-demand HAE,” said David Meeker, M.D., chair of Pharvaris’ board of directors. “Her expertise in drug development, ranging from discovery to launch, aligns with the clinical progress made by Pharvaris this year. Elisabeth’s addition to the board will expand our existing expertise, and positions Pharvaris well as we prepare for commercialization in the coming years.”

Berndt Modig, co-founder and chief executive officer of Pharvaris, added, “Martijn joined the board with our Series A venture round in 2016, and has championed the company as we have grown from a preclinical startup to a clinical-stage public company. His contributions over the years have been invaluable to the Pharvaris’ successes. On behalf of our entire team, I thank Martijn for his support and expertise.”

Dr. Björk is the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca leading the global development of medicines within this area. Throughout her career at AstraZeneca, she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions, and commercial strategy/implementation. Dr. Björk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She is also a board member of Rocket Pharmaceuticals, Chalmers University of Technology, Chalmers Ventures AB, Björks Matematik o Mera AB, and rfidcompare europe AB.

About Pharvaris

Pharvaris is a clinical-stage company focused on bringing oral bradykinin-B2-receptor antagonists to patients. By targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team is advancing new alternatives to injected therapies for all sub-types of HAE and other bradykinin-mediated diseases. The Company brings together executives with a breadth of expertise across pharmaceutical development and rare disorders, including HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials; risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; and the other factors described under the heading “Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contacts

Pharvaris

Maryann Cimino

Director of Corporate Relations

+1-617-710-7305

maryann.cimino@pharvaris.com

Investors

Sarah McCabe

sarah.mccabe@sternir.com

+1-212-362-1200

Media

Maggie Beller, Russo Partners, LLC

maggie.beller@russopartnersllc.com

+1-646-942-5631